

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 14, 2023

Kristian Talvitie
Chief Financial Officer
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

> **Re: PTC Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed November 15, 2022**
> **File No. 000-18059**

Dear Kristian Talvitie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Measure - ARR, page 30

1. You disclose that annual run rate ("ARR"), defined as "annualized value of our portfolio of active subscription software, cloud, SaaS, and support contracts as of the end of the reporting period," is an operating metric used to measure the health of your subscription business as it captures expected subscription and support cash generation from customers. We also note that subscription revenue includes on-premises term-based license revenue, for which revenue is recognized at a point-in-time. Please address the following:

   • Clarify how this measure is calculated. Specifically address how the up-front revenue received from term licenses is factored into your ARR calculation and provide examples to help explain such calculations. Clarify whether you annualize revenue recognized or invoiced amounts.

   • Tell us the length of a typical subscription contract term and explain how you consider contract renewals in your ARR calculations.

- Explain how multi-year contracts are factored into your calculations and tell us the amount of revenue recognized from multi-year contracts for each period presented and the typical terms of such arrangements.
- Explain how any software exchanges, additions to current customer subscriptions, and new customer subscriptions acquired are factored into your calculation. Please provide an example to explain these calculations.
- Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
- Revise to describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation. Additionally, please consider disclosing any of the above information to the extent material.
- Provide us with proposed disclosure responsive to the concerns noted above. Refer to SEC Release 33-10751.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology